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                              August 29, 2023

       Lisa Tang
       Chief Financial Officer
       Boqii Holding Ltd
       Building 9, No. 388, Shengrong Road
       Pudong New District, Shanghai 201210
       People   s Republic of China

                                                        Re: Boqii Holding Ltd
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2023
                                                            File No. 001-39547

       Dear Lisa Tang:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended March 31, 2023

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 128

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders, including reports of beneficial ownership on Schedule 13G, and where applicable,
the amendments thereto, as well as inquiries to the relevant shareholders by your
Company, in connection with your required submission under
                                                        paragraph (a) and your
disclosure that you have not relied upon any legal opinions or third-party
certifications, such as affidavits, as the basis. Please supplementally describe
                                                        any additional
materials that were reviewed. In your response, please provide a similarly detailed discussion of
the additional materials reviewed or relied upon in connection with the required
disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
 Lisa Tang
Boqii Holding Ltd
August 29, 2023
Page 2
      affiliations with, committees of the Chinese Communist Party factored into your determination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at
202-551-3377
with any questions.



                                                          Sincerely,
FirstName LastNameLisa Tang
                                                          Division of
Corporation Finance
Comapany NameBoqii Holding Ltd
                                                          Disclosure Review
Program
August 29, 2023 Page 2
cc:       Li He
FirstName LastName